**Arkonis Capital LLC**

**Statement of Financial Condition**

**June 30, 2022**

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 80,369 |
| Prepaid expense | | 850 |
| TOTAL ASSETS | $ | 81,219 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable | $ | 1,000 |
| Due to related party | | 1,250 |
| TOTAL LIABILITIES | | 2,250 |

MEMBER'S EQUITY

| | | |
|---|---|---:|
| Member's capital | | 151,804 |
| Deficit accumulated in the development stage | | (72,835) |
| TOTAL MEMBER'S EQUITY | | 78,969 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 81,219 |